Exhibit 11

FIRST AMENDMENT
TO THE
TRUST AGREEMENT
BETWEEN
VORNADO REALTY TRUST
AND
JP MORGAN CHASE BANK

* * * * *

          THIS FIRST AMENDMENT AGREEMENT, dated September 17, 2002, is made by and between Vornado Realty Trust, a Maryland real estate investment trust, having its principal offices at 888 Seventh Avenue, New York, New York 10019 (the “Employer”), and JP Morgan Chase Bank, a New York banking corporation, and a wholly-owned subsidiary of JP Morgan Chase & Company, having offices located at 270 Park Avenue, New York, New York 10017-2070 (the “Trustee”).

          WHEREAS, the Employer and the Trustee have entered into a grantor Trust Agreement, dated as of December 2, 1996 (the “Trust Agreement”), pursuant to which certain property is currently being held in trust for the benefit of the beneficiaries thereunder, Mr. Michael Fascitelli (the “Executive”) and/or his designated beneficiaries; and

          WHEREAS, the Employer and the Executive have entered into (a) an employment agreement, dated as of March 8, 2002, and (b) the 2002 Units Agreement, dated as of March 8, 2002 (the “2002 Units Agreement”), pursuant to which the Executive deferred the receipt of an amount of compensation set forth in the 2002 Units Agreement; and

          WHEREAS, the Executive and the Employer each desire and intend to amend the Trust Agreement in order to contribute additional property to accumulate the additional amounts necessary to satisfy the Employer’s obligations to the Executive under the 2002 Units Agreement; and

          WHEREAS, the Trustee is willing to enter into this First Amendment Agreement to effect the desire and intention of the Employer and the Executive;

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained, and those contained in the Trust Agreement, the Employer and the Trustee agree as follows:

          1.  Effective on the date hereof; the first WHEREAS clause of the Trust Agreement is hereby amended in its entirety to read as follows:

“WHEREAS, the Employer has entered into (i) an Employment Agreement (the “Employment Agreement”), dated December 2, 1996 (a copy of which is attached hereto as Exhibit A), (ii) a Deferred Compensation Agreement dated as of December 2, 1996 (the “Deferred Compensation Agreement”) (a copy of which is attached hereto as Exhibit B), (iii) a Convertible Units Agreement dated as of December 2, 1996 (the “Convertible Units Agreement”) (a copy of which is attached hereto as Exhibit C), (iv) a 2002 Units Agreement dated as of March 8, 2002 (the “2002 Units Agreement”) (a copy of which is attached hereto as Exhibit C-1), and (v) an Employment Agreement (the “2002 Employment Agreement”), dated January 1, 2002, which supercedes the Employment Agreement in its entirety (a copy of the 2002 Employment Agreement is attached hereto as Exhibit C-2), under which agreements the Employer has agreed to provide certain deferred compensation benefits specified therein to Mr. Michael D. Fascitelli (the “Executive”), and, in order to accumulate the amounts necessary to satisfy the obligations of the Employer under the Deferred Compensation Agreement, the Convertible Units Agreement and the 2002 Units Agreement, the Employer wishes to establish an irrevocable grantor trust under this Trust Agreement (the “Trust”)”;

          2.  Effective on the date hereof, the second WHEREAS clause of the Trust Agreement is hereby amended in its entirety to read as follows:

“WHEREAS, the Deferred Compensation Agreement, the Convertible Units Agreement and the 2002 Units Agreement, are sometimes referred to collectively herein as the “Agreements”; and”

          3.  Effective on the date hereof, Section 1.2 of the Trust Agreement is hereby amended in its entirety to read as follows:

“1.2 Trust Fund. Subject to the terms and provisions of this Trust Agreement, the Trustee hereby acknowledges its receipt from the Employer of (i) (a) Five Million Dollars $5,000,000.00 in cash (the “Cash Deposit”), and (b) in respect of the Convertible Units Agreement, Four hundred fifty nine thousand seven hundred and seventy (459,770) validly issued, fully paid and non-assessable common shares of beneficial interest, par value $0.04 per share (the “Employer Stock”), of the Employer (the “Stock Deposit”) as an initial contribution, together with the Cash Deposit, to the Trust pursuant to the Deferred Compensation Agreement and the Convertible Units Agreement, and (ii) Six hundred twenty six thousand five hundred sixty-six (626,566) shares of the Employer Stock (the “2002 Stock Deposit”) as an additional contribution to the Trust pursuant to the 2002 Units Agreement, and the Trustee also hereby agrees to accept additional sums of money and other property acceptable to the Trustee as contributions to the Trust as from time to time shall be paid or delivered to the Trustee by the Employer. All such money and other property, together with the income thereon and increments thereto, shall constitute the trust fund (the “Trust Fund”) to be held in accordance with the terms of this Trust Agreement.”

          4.  Effective on the date hereof; Section 2.2 of the Trust Agreement is hereby amended in its entirety to read as follows:

“2.2 Authority Over Investment. Subject to the following provisions of this Section 2.2, the Trustee shall have discretion with respect to the investment of the Trust Fund at all times; provided, however, that (a) the Trustee shall, first in respect of the Cash Deposit, invest, unless the Executive directs otherwise, the Trust Funds in United States of America government securities, money market funds, and/or money market deposits (including deposits issued by the Trustee) all having a maturity of not more than one year, in all cases, subject to the fiduciary duty of the Trustee under New York State Law not to commit a breach of trust, (b) the Trustee shall, in respect of the Stock Deposit and the 2002 Stock Deposit, follow the directions of the Employer, subject to the fiduciary duty of the Trustee under New York State Law not to commit a breach of trust, (c) whenever the Trustee does not, in exercising its investment power hereunder, (i) in the case of the Cash Deposit, follow the directions of the Executive, or (ii) in the case of the Stock Deposit or the 2002 Stock Deposit, follow the directions of the Employer, the Trustee shall submit its proposed investment for the approval of the Chief Financial Officer of the Employer (the “CFO”) and the CFO shall have the authority to reject any proposed investment that the CFO determines in good faith would create a reasonable likelihood that (1) the Employer would fail to qualify as a real estate investment trust (a “REIT”) for federal income tax purposes in any taxable year, (2) the Employer would be subject to an excise tax, including the excise tax on “prohibited transactions” described in Section 857(a) of the Internal Revenue Code of 1986, as amended (the “Code”), or (3) an excess inclusion would be allocated to the Employer’s shareholders under Section 860E(d) of the Code, and (d) the CFO shall have the authority to require the disposition and reinvestment of any investment selected by the Trustee the continued ownership of which the CFO determines in good faith would create a reasonable likelihood of the occurrence of an event described in clause (c)(1), (2) or (3).”

          5.   Effective on the date hereof, Section 3.2.4 of the Trust Agreement is hereby amended in its entirety to read as follows:

“3.2.4 Any payments pursuant to this Section 3.2 in respect of the Deferred Compensation Agreement and the Convertible Units Agreement shall be made without instruction or approval of the Employer and shall be made by the Trustee despite any instruction of the Employer to the contrary. If the Executive has not voluntarily terminated his employment with the Employer without “Good

Reason” (as defined in the 2002 Employment Agreement) prior to December 31, 2002 (a “Voluntary Termination”), any payments pursuant to this Section in 3.2 in respect of the 2002 Units Agreement shall also be made without instruction or approval of the Employer and shall be made by the Trustee despite any instruction of the Employer to the contrary. In the event the Executive’s termination of employment is finally determined to be such a Voluntary Termination prior to December 31, 2002 the Trustee shall return the portion of the Trust Fund which relates only to the 2002 Units Agreement to the Employer.”

          6.   Effective on the date hereof, Section 3.2.5 of the Trust Agreement is hereby amended in its entirety to read as follows:

“3.2.5 The Employer acknowledges that the Convertible Units Agreement is 100% convertible by the Executive.”

          7.   Effective on the date hereof, Section 13.1 of the Trust Agreement is hereby amended in its entirety to read as follows:

“13.1 Communications to the Employer. Communications to the Employer shall be addressed to both the Chairman of the Board and the chief financial officer of Vornado Realty Trust, at the address set forth above or otherwise communicated to the Trustee (with a copy to Sullivan & Cromwell, 125 Broad Street, New York, New York, Attn: William G. Farrar, Esq.); provided, however, that upon the Employer’s written request, such communication shall be sent to other persons and/or addresses as the Employer may specify.”

          8.   Effective on the date hereof, Section 13.3 of the Trust Agreement is hereby amended in its entirety to read as follows:

“13.3 Communications to Trust Beneficiaries. Communications to a Trust Beneficiary shall be addressed to that individual at the last address provided by the Trust Beneficiary to the Trustee (or, if no address has been provided by the Trust Beneficiary, to the last address provided by the Employer) (with a copy to Dechert, 30 Rockefeller Plaza, New York, New York 10112, Attn: Stephen W. Skonieczny, Esq.)”

          9.  Except as set forth above, all other terms and provisions of the Trust Agreement, as in effect immediately prior to the date hereof, remain unchanged and applicable to the Employer and the Trustee.

          10.  This First Amendment Agreement may be executed in counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties hereto executed this FIRST AMENDMENT AGREEMENT on the date first above written.

Vornado Realty Trust
By:	/s/ Steven Roth

Name:	Steven Roth

Title:	Chief Executive Officer

JP Morgan Chase Bank
By:	/s/ Scott P. Callahan

Name:	Scott P. Callahan

Title:	Assistant Vice President